03 NOV 25 AM 7:21

SUPPL

BresaGen

ACN 007 988 767
**Phone:** +61 8 8234 2660
**Fax:** +61 8 8234 6268
**Address:** 38 Winwood Street
Thebarton South Australia 5031
*www.bresagen.com*

# FACSIMILE TRANSMISSION

| | |
|---|---|
| **TO:** | **The Office of International Corporate Finance** |
| **COMPANY:** | SEC |
| **FAX NUMBER:** | 0011 1 202 942 9624 |
| **FROM:** | Trudy Fenton |
| **DATE:** | Tuesday, 25 November 2003 |
| **SUBJECT:** | ASX Announcements |
| **PAGES (inc. cover)** | 2 |

[redacted]

03037681

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following announcement which was released through the Australian Stock Exchange today –

1. Media Release – BresaGen licensing deal with NexGen.

Yours sincerely

T.M. Fenton

**Trudy Fenton**
*Corporate Administrator*

tfenton@bresagen.com.au

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

dlw 11/26

**If there are any problems with this transmission, call 08 8234 2660**

Tuesday, 25 November 2003

## BresaGen licensing deal with NexGen

Australian biotechnology company, BresaGen Ltd today announced that it had agreed to assign a number of its licenses relating to catheters for cell delivery to US-based devices company NexGen Technologies, Inc.

BresaGen will assign to NexGen its exclusive intellectual property licenses from the University of Virginia, University of Minnesota, Virginia Commonwealth University and Stanford University related to catheters for improved survival and distribution of cells and imaging methods for visualising implanted living cells.

NexGen will in return provide BresaGen with a non-exclusive license to use the FDA-approved neurological cell therapy catheter with its own products, such as a treatment for Parkinson's Disease.

BresaGen will receive CA$350,000 (approximately $A380,000) as an upfront payment for the assignment and will be granted shares representing 4 percent of NexGen.

Former BresaGen consultant and current Director Dr John Kucharczyk is one of the founders of NexGen. Dr Kucharczyk is the inventor of many of the technologies being assigned and will continue to work on their development.

BresaGen President and Chief Executive, Dr John Smeaton, explained that the arrangement allowed BresaGen to streamline its stem cell therapy operation.

"We have taken an integrated approach to cell therapy based treatments including delivery technology. It turns out that our delivery technology can potentially be applied more widely- for example to drug delivery. It makes sense for us to sell this technology while retaining access for our specialised application.

"Our operation is focussed on stem cell research and treatment development. This deal will give us access to the best cell delivery technology without further investment by BresaGen. Assigning these technology licenses to NexGen is a logical step."


**For further information contact:**
Dr Chris Juttner
Senior VP, Medical Director & Executive Director
BresaGen Ltd
Phone: 08 8234 2660
Mobile: 0408 185 100

Hilarie Dunn
Media Relations for BresaGen Ltd
Phone: 02 92510110
Mobile: 0414 357792